June 10, 2026

Navdeep Gupta
Chief Financial Officer
DICK'S SPORTING GOODS, INC.
345 Court Street
Coraopolis, PA 15108

        Re: DICK'S SPORTING GOODS, INC.
            Registration Statement on Form S-4
            Filed June 5, 2026
            File No. 333-296543
Dear Navdeep Gupta:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Joseph S. Payne